Exhibit 99.1

Nevada Geothermal Power Inc.

Construction Progress Report for Blue Mountain ‘Faulkner 1’ Geothermal Power Plant

VANCOUVER, B.C. (May 20, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today provided an update on the construction and operations activities at its Blue Mountain  ‘Faulkner 1’ 49.5 megawatt (MW) (gross) binary cycle geothermal power plant.

NGP has entered into a Procurement and Construction agreement with Industrial Builders Inc. to perform turnkey construction services for a geothermal fluid gathering and re-injection system (pipeline) connecting to the Power Plant, and production and injection wells.

The agreement includes the procurement of materials and equipment, construction, testing and supervision of testing.  Pipeline foundation work has begun and the start of running the pipeline installation will commence later this week.

In addition, NGP is pleased to report the following status updates:

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All six Ormat turbines are installed

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Switchyard at the Blue Mountain power plant is complete

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Transmission power poles are set with power lines being strung and will be completed by the end of May

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Administration building and cooling tower framework is complete

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Cooling tower fans are being installed and side panel installation is nearing completion

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Core employees hired for the operation of the ‘Faulkner 1’ power plant

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Communication system construction underway

NGP has completed three successful injector wells (58-15, 58A-15 and recently completed 57-15) and is presently drilling deep well 61-22.  Thereafter an additional shallow injection well will be drilled.  Well field completion is within the critical timeline for plant testing.

To view photos of NGP’s Blue Mountain ‘Faulkner 1’ Construction Update at Blue Mountain as of May 19, 2009, please click on link:  http://www.nevadageothermal.com/s/PhotoGallery.asp

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain; ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power Fall  2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.